SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN AUGUST 7, 2004 AND AUGUST 24, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED AUGUST 12, 2004
EX-1.2 PRESS RELEASE DATED AUGUST 20, 2004

Other Events

In connection with the proposed merger with Ross Systems, Inc. (“Ross”), chinadotcom corporation (the “Company”), CDC Software Holdings, Inc., a wholly owned subsidiary of the Company and Ross entered into transition and stock vesting agreements with J. Patrick Tinley (“Mr. Tinley”), the Chief Executive Officer of Ross, and Robert B. Webster, (“Mr. Webster”), the Executive Vice President of Ross on September 4, 2003. The parties have agreed to amend these agreements such that the severance payments payable to Mr. Tinley and Mr. Webster pursuant to these agreements are increased by 5%.

EXHIBITS

Exhibit	Description
1.1	Press Release dated August 12, 2004
Web Event to Feature Healthcare Insurance Technology Experts from Pivotal and Microsoft

1.2	Press Release dated August 20, 2004
chinadotcom Announces Notice of Sanctions from China Mobile Communications Corporation to Go2joy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2004

CHINADOTCOM CORPORATION
By:	/s/ Keith Oliver
Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated August 12, 2004
Web Event to Feature Healthcare Insurance Technology Experts from Pivotal and Microsoft

1.2	Press Release dated August 20, 2004
chinadotcom Announces Notice of Sanctions from China Mobile Communications Corporation to Go2joy